Exhibit 99.1

Transition Therapeutics Announces Enrollment of the First Patient in Phase 2 Study of ELND005 (Scyllo-inositol) for the Treatment of Agitation/Aggression in Patients with Alzheimer’s Disease

•	Approximately 90% of AD patients develop neuropsychiatric symptoms
•	Approximately 60% of AD patients develop agitation/aggression

TORONTO, ON, November 28th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) today announced its licensing partner, Elan Corporation, plc ("Elan") has enrolled the first patient in a Phase 2 study of ELND005 (Study AG201) for the treatment of agitation/aggression in patients with moderate to severe Alzheimer’s disease (AD).

The objectives of Study AG201 are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression.  The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and potentially other selected regions.  In the Phase 2 AD Study (AD201), ELND005 appeared to decrease the emergence and severity of specific neuropsychiatric symptoms, an effect which seemed to correlate with drug exposure for some symptoms. ELND005 also led to a sustained reduction of brain Myo-inositol levels that are thought to play a role in phospho-inositol signaling pathways and synaptic activity.  More information on Study ELND005-AG201 will be available at http://www.clinicaltrials.gov/.

About Neuropsychiatric Symptoms and Alzheimer’s Disease

It is currently estimated that approximately 5.4 million Americans and approximately 7.2 million Europeans have AD and these numbers are expected to rise to 16 million by 2050. AD is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgements, communicate and carry out daily activities. Approximately 90% of AD patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive NPS in AD and are associated with increased morbidity and caregiver burden.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated by Transition’s licensing partner, Elan, for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the recently published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a maintenance treatment of Bipolar Disease in an ongoing study (Study ELND005-BPD201).

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com